Exhibit 99.1

Advantage Oil & Gas Ltd. Announces Results of Special Meeting of Shareholders

CALGARY, Sept. 13, 2012 /CNW/ - Advantage Oil & Gas Ltd. (TSX: AAV) (NYSE: AAV) ("Advantage") announces that at the special meeting of shareholders of Advantage held earlier today, shareholders approved the adoption by Advantage of a stock option plan. The stock option plan provides for long-term equity based compensation for directors, officers and employees of, and consultants to Advantage.

A copy of the stock option plan is available on Advantage's SEDAR profile at www.sedar.com.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

ADVANTAGE OIL & GAS LTD.
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com
Devon Tower, Suite 700, 400, 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

CO: Advantage Oil & Gas Ltd.

CNW 18:05e 13-SEP-12